

July 19, 2020

Iain Ross
Executive Chairman
Silence Therapeutics plc
72 Hammersmith Road
London W14 8TH
United Kingdom

> **Re: Silence Therapeutics plc**
> **Draft Registration Statement on Form F-1**
> **Submitted June 22, 2020**
> **CIK No. 0001479615**

Dear Mr. Ross:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please revise your registration statement to indicate how the opening price for your ADSs on Nasdaq will be determined. Also, explain briefly here or in the Summary the reasons for the registration.

Prospectus Summary
Overview, page 1

2. We note statements in the Summary and Business sections regarding the performance and efficacy of your product candidates. For example, we note statements that your product

candidates "silence" expression of certain genes, can be engineered to suppress or "knock down" the expression of almost any gene in the human genome to which siRNA can be delivered, have shown "promise" and "encouraging results" and similar statements. Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Accordingly, please revise the first paragraph of the Summary to clarify that you have not conducted clinical development efforts to date and revise all performance claims so that the basis for each statement is clear and you avoid suggestion that your candidate has demonstrated efficacy.

3.   We note your disclosure on page 3 that you are responsible for discovery and preclinical activities and for executing the development program of each asset in your C3 targeted program until the end of Phase 1 clinical trials, after which Mallinckrodt will assume clinical development and responsibility for global commercialization. Please revise your pipeline table on page 2 to clarify briefly your rights and responsibilities under the partnered arrangement.

4.   Please explain the basis for the statement that you have built a "recognized platform-to-product company."

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 5

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

An active trading market for our ADSs may not develop..., page 30

6.   We note your cover page disclosure explaining that the registered holders of ordinary shares are expected to be able to deposit such ordinary shares with the depositary in exchange for ADSs. Please tell us whether there is a risk that an active market will not develop because a sufficient number of registered shares will not be immediately exchanged for ADSs.

Our Strengths, page 64

7.   We note your statement that RNAi therapeutics may have expedited development pathways from the time the choice of a target is made to the initiation of clinical trials, compared to alternatives such as small molecules. Please revise to explain the basis for this statement.

Business
Preclinical Data, page 70

8.   We refer to the graphics on pages 70 and 71. Please enlarge these graphics and revise the accompanying discussions to explain the graphics and results.

9. Please revise to disclose the results from the nonclinical safety and pharmacokinetic evaluations referenced on page 69.

Preclinical Data, page 70

10. Please revise to disclose what "clinically relevant" means. To the extent that your pre-clinical data is not statistically significant for this product candidate, please indicate here and revise your Summary discussion, as appropriate.

Orphan Drug Designation, page 77

11. We note your disclosure that a priority review voucher, which is awarded upon NDA approval to the sponsor of a designated RPD can be sold or transferred to another entity and used by the holder to receive priority review for a future NDA or BLA submission, and reduces the FDA review time of such future submission from ten to six months. Please revise your disclosure to clarify that priority review does not provide a guarantee that the FDA will review an application within six months.

Intellectual Property, page 87

12. Please revise to disclose the type of patent protection that you have, composition of matter, use or process, and what WO means in PCT/WO.

Material Agreements, page 88

13. With regard to the potential milestone payments under the Mallinckrodt Collaboration Agreement, we believe additional disclosure would improve information regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from these events. Refer to IFRS 15 paragraph 110 and provide disclosure that further disaggregates the following amounts:
    • the potential additional development and regulatory milestone payments of up to $100 million for SLN500;
    • the potential commercial milestone payments of up to $563 million for SLN500; and
    • should Mallinckrodt opt to license additional assets, the up to $703 million in similar development, regulatory and commercial milestone payments per asset.
    Given the differences in the nature, timing, and uncertainty between development, regulatory and net trade sales milestones, we believe that separate amounts should be provided for those categories.

14. For both material agreements discussed in this section, please disclose the duration of the agreement, the royalty term and the termination provisions.

Principal Shareholders, page 106

15. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Compagnie Odier SCA.

Registered Holders, page 107

16. Please revise to clarify how many ordinary shares are outstanding presently and how many may be acquired within 60 days. Also, disclose how many ordinary shares are held by non-registered holders of your ordinary shares.

Description of Share Capital and Articles of Association, page 108

17. You state that as at May 29, 2020, there were options to purchase 5,130,133 ordinary shares outstanding with a weighted average exercise price of £1.34 per ordinary share. You state on page II-1 that through the same date, options to purchase a total of 4,512,918 ordinary shares are currently outstanding, at a weighted average exercise price of £1.48 per share. Please reconcile or revise as necessary.

18. We note that you refer ADS holders, in part, to applicable English law in this section and Delaware law and the laws of England and Wales on page 119. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

2. Principal Accounting Policies, page F-7
2.5 Revenue Recognition, page F-9

19. Please disclose the triggering event for receipt of the $2 million milestone that was received in October 2019 as specified in paragraph 117 of IFRS 15.

General

20. Please provide the information required by Regulation S-K, Item 502 or advise.

You may contact Jenn Do at (202) 551-3743 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences